UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2013, Scorpio Tankers Inc. (the "Company") appointed José Tarruella and Cameron Mackey to its Board of Directors to serve as a Class II and Class III Director, respectively, in each case effective as of the same date.  The Board of Directors has determined that Mr. Tarruella is an "independent director" as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Mr. Tarruella is the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, since 2007.  Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain.  Mr. Tarruella also acts as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid.  He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.  Mr. Tarruella lives in Madrid, Spain.

Mr. Mackey has served as the Company's Chief Operating Officer since its initial public offering in April 2010 and joined the Scorpio Group in 2009.  Prior to joining the Company, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007-2008.  Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004.  He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner.  He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No.333-186815) filed with the Securities and Exchange Commission on February 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

	By:	/s/ Brian Lee
Dated: June 5, 2013		Brian Lee
Chief Financial Officer

SK 26596 0004 1387331